UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2020. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-237128) filed with the Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 12, 2020	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2020. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission on April 30, 2020.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected consolidated financial and other data for each of the six-month periods ended June 30, 2019 and 2020, and as of December 31, 2019 and June 30, 2020.  The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2019 and 2020.

Euroseas Ltd. – Summary of Selected Historical Financials
	Six Months Ended June 30
	2019	2020
Statement of Operations Data
Time charter revenue	17,169,670	30,266,431
Commissions	(750,020)	(1,324,913)
Voyage expenses	(515,563)	(895,049)
Vessel operating expenses	(9,788,134)	(16,530,150)
Drydocking expenses	(773,326)	(376,369)
Related party management fees	(1,547,139)	(2,642,368)
Vessel depreciation	(1,597,424)	(3,386,726)
General and administrative expenses	(1,255,751)	(1,588,266)
Other operating income	-	2,688,194
Loss on write-down of vessel held for sale	-	(121,165)
Operating income	942,313	6,089,619
Other expenses, net	(1,707,928)	(2,842,204)
Net (loss) / income	(765,615)	3,247,415
Dividend Series B Preferred Shares	(949,152)	(339,069)
Preferred deemed dividend	(504,577)	-
Net (loss) / income attributable to common shareholders	(2,219,344)	2,908,346
(Loss) / earnings per share attributable to common shareholders- basic and diluted	(1.44)	0.52
Weighted average number of shares outstanding during the period, basic and diluted	1,542,508	5,576,960

	Six Months Ended June 30,
Cash Flow Data	2019	2020
Net cash provided by operating activities	824,384	3,973,391
Net cash provided by investing activities	-	284,301
Net cash used in financing activities	(10,047,000)	(6,282,643)

Balance Sheet Data	December 31, 2019	June 30, 2020
Total current assets	6,297,092	14,920,843
Vessels, net	116,230,333	105,873,785
Other non-current assets	4,334,267	2,134,267
Total assets	126,861,692	122,928,895
Current liabilities	24,851,259	24,700,066
Total long-term liabilities	73,902,155	67,023,030
Long term bank loans, including current portion	84,483,105	79,309,972
Related party loan, current	5,000,000	4,375,000
Total liabilities	98,753,414	91,723,096
Mezzanine equity	7,654,577	7,834,084
Total shareholders' equity	20,453,701	23,371,715

	Six Months Ended June 30,
	2019	2020
Other Fleet Data (1)
Number of vessels	11.00	19.00
Calendar days	1,991.0	3,458.0
Available days	1,954.6	3,247.7
Voyage days	1,915.7	3,078.2
Utilization Rate (percent)	98.0%	94.8%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	8,693	9,542
Vessel Operating Expenses	4,916	4,780
Management Fees	777	764
General &Administrative Expenses	631	459
Total Operating Expenses excluding drydocking expenses	6,324	6,003
Drydocking expenses	388	109

(1) For the definition of calendar days, available days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2019 (“Item 5A-Operating Results.”) filed on April 30, 2020.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2019). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.

	Six Months Ended June 30
	2019	2020
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	17,169,670	30,266,431
Voyage expenses	(515,563)	(895,049)
Time Charter Equivalent or TCE Revenues	16,654,107	29,371,382
Voyage days	1,915.7	3,078.2
Average TCE rate	8,693	9,542

Six months ended June 30, 2020 compared to six months ended June 30, 2019.
Time charter revenue. Time charter revenue for the six month period ended June 30, 2020 was $30.3 million, significantly increased compared to the same period in 2019 during which time charter revenue amounted to $17.2 million. An average of 19.00 vessels operated in the six months of 2020 for a total of 3,458 ownership days as compared to an average of 11.00 vessels during the same period in 2019 or 1,991 ownership days, a 73.7% increase.  The total number of days our vessels earned revenue increased by 60.7% to 3,078.2 days in the first six months of 2020 from 1,915.7 days in the same period in 2019. While employed, our vessels generated a TCE rate of $9,542 per day per vessel in the first six months of 2020 compared to $8,693 per day per vessel for the same period in 2019 (see calculation in the table above). Market charter rates in the six months of 2020 were on average at higher levels for our containership vessels compared to the first six months of 2019 due to the different composition of our fleet, which in the first six months of 2020 contained younger and larger vessels on average compared to the corresponding period in 2019, which was reflected in the average earnings of our ships. We had 210.3 scheduled off-hire days (including drydocking, laid-up time and time during which vessels were not available to generate revenues because they were committed for sale or suffered unrepaired damages), 99.8 commercial off-hire and 69.7 operational off-hire days in the first six months of 2020 compared to 36.4 scheduled off-hire days, including drydocking and laid-up time, 38.4 commercial off-hire and 0.5 operational off-hire days in the first six months of 2019.
Commissions. Commissions for the six month period ended June 30, 2020 were $1.3 million. At 4.4% of time charter revenues, the percentage of commissions over revenues remained at the same level with the same period of 2019. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the six month period ended June 30, 2020 were $0.9 million and related to expenses for repositioning voyages between time charter contracts and owners expenses at certain ports as well as loss on sale of bunkers due to the decrease of bunker prices, compared to $0.5 million for the same period of 2019. Voyage expenses depend on the number of days our vessels are sailing for repositioning and any port or other costs incurred without a contract. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (3.0% in the first six months of 2019 and 2020) of charter revenues.
Vessel operating expenses. Vessel operating expenses were $16.5 million during the first six months of 2020 compared to $9.8 million for the same period of 2019.  Daily vessel operating expenses per vessel decreased between the two periods to $4,780 per day per vessel in the first six months of 2020 compared to $4,916 per day during the same period of 2019, a 2.8% decrease, mainly due to the different composition of our fleet, which in the first six months of 2020 contained younger and larger vessels on average, compared to the corresponding period in 2019.
Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first six months of 2020, Eurobulk charged us 685 Euros per day per vessel totalling $2.6 million for the period, or $764 per day per vessel. In the same period of 2019, management fees amounted to $1.5 million, or $777 per day per vessel based on the daily rate per vessel of 685 Euros.
General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first six months of 2020, we had a total of $1.6 million of general and administrative expenses, up from the $1.3 million incurred in the same period of 2019. This increase of 26.5% is attributable to the costs related to increased fixed annual executive compensation to the Manager for the increased fleet (Note 7, Form 20-F for the year ended December 2019).

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first six months of 2020, we had one vessel passing its intermediate survey in-water and another vessel passing its special survey in-water with a total cost of $0.4 million. During the first six months of 2019, we had one vessel completing its special survey with drydocking, which commenced in December 2018, and one vessel passing its intermediate survey in-water for a total expense of $0.8 million incurred during the period.
Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2020 was $3.4 million. Comparatively, vessel depreciation for the six month period ended June 30, 2019 amounted to $1.6 million. This increase was due to the higher average number of vessels operating in the first six months of 2020 compared to the same period of 2019.
Other operating income. In January 2020, M/V EM Oinousses experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the H&M underwriters an “unrepaired damage” claim of $2.7 million, which was recorded as other operating income in the first six months of 2020. Under this agreement the vessel will be sold for scrap as is without effecting any permanent repairs. There was no such case in the first six months of 2019.
Loss on write-down of vessel held for sale. The Company recorded a loss on write-down of vessel held for sale of $0.1 million in the first six-month of 2020. This amount was booked in order to reduce the carrying value of M/V Oinousses, held for sale as of June 30, 2020 to its fair value less costs to sell, by reference to its negotiated and thereafter agreed sale price. There was no such case in the first six months of 2019.
Interest and other financing costs. Interest expense and other financing costs for the six month period ended June 30, 2020 were $2.4 million. Comparatively, during the same period in 2019, interest and other financing costs amounted to $1.5 million. The difference is primarily due to the increased amount of debt for the six month period ended June 30, 2020 compared to the same period in 2019. The weighted average LIBOR rate on our debt for the six month period ended June 30, 2020 was 1.5% and the weighted average margin over LIBOR was 3.6% for a total weighted average interest rate of 5.1% per year as compared to a weighted average LIBOR rate for the six month period ended June 30, 2019 of 2.6% and a weighted average margin over LIBOR of 4.2% for a total weighted average interest rate of 6.8% per year .
Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above, Loss on derivatives, net, Foreign exchange (loss)/gain and Interest income. In the first six months of 2020, the Company recognized a $0.5 million unrealized loss on one interest rate swap, as compared to a marginal loss on derivatives from one interest rate swap contract in the first six months of 2019. Overall, Other expenses, net amounted to a total expense of $2.8 million and $1.7 million during the first six months of 2020 and 2019, respectively.
Net (loss)/income and net (loss)/income attributable to common shareholders. As a result of the above, net income for the six months ended June 30, 2020 was $3.2 million compared to a net loss of $0.8 million for the same period in 2019. After payment of dividends of $0.3 million to our Series B Preferred Shares, the net income attributable to common shareholders amounted to $2.9 million for the six months ended June 30, 2020 compared to a net loss attributable to common shareholders of $2.2 million for the same period of 2019, after payment of dividends of $0.95 million to our Series B Preferred Shares and a preferred deemed dividend of $0.5 million.
Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.
Beginning in February 2020, partially due to fears associated with the spread of the Coronavirus, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as the Coronavirus continues to spread. On March 11, 2020, the World Health Organization declared the Coronavirus outbreak a pandemic. In response to the Coronavirus outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which the Coronavirus will impact the Company's results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the Coronavirus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact of the Coronavirus cannot be made at this time. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2020 and beyond.

Cash Flows
As of June 30, 2020, we had a working capital deficit of $9.8 million. For the six month period ended June 30, 2020 we reported a net income of $3.2 million and a net income attributable to common shareholders of $2.9 million and generated net cash from operating activities of $4.0 million. Our cash balance amounted to $1.3 million and cash in restricted and retention accounts amounted to $2.6 million as of June 30, 2020. For the rest of the year, we expect our daily TCE rates to potentially decrease compared to 2019, due to decreased time charter rates observed in the market, as of the date of this report, and the impact of the Coronavirus outbreak on the demand in the container shipping industry. We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations, via the conversion of the related party loans to equity, as well as via the cash proceeds expected to be generated through the sale of certain of the Company's older vessels for scrap, in addition to the three vessels already sold as of the date of this report. In the event that these are not sufficient, we may also use funds from debt refinancing and equity offerings, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our cash flow surplus from operating activities for the six months ended June 30, 2020 was $4.0 million as compared to a net surplus from cash flows provided by operating activities of $0.8 million in the six months ended June 30, 2019.
The major drivers of the change of cash flows from operating activities for the period ended June 30, 2020 compared to the period ended June 30, 2019, are the following: a fair increase in the number of vessels operating during the six months ended June 30, 2020, which resulted in higher net revenues for the six month period ended June 30, 2020. The increase in TCE rates is also reflected in the increase of our operating income (excluding non-cash items) to $9.7 million for the period ended June 30, 2020 from $2.6 million for the corresponding period in 2019. This positive effect was partly offset by (i) the increase in net working capital outflow to $2.3 million during the six month period ended June 30, 2020 from $0.6 million for the corresponding period in 2019, mainly due to the significant increase in the amount of payments made to our suppliers and other creditors (ii) by the higher net interest expense for the period ended June 30, 2020 compared to the corresponding period in 2019.
Net cash from investing activities.
Net cash flows provided by investing activities were $0.3 million for the period ended June 30, 2020, compared to no investing activity for the same period of 2019. This increase in cash flows from investing activities is mainly attributable to an advance received for a vessel held for sale (M/V Manolis P.) partly offset by a $0.3 million of outflow that refers to expenses made for vessel improvements as well as in connection with the sale of M/V Manolis P.
Net cash from financing activities.
Net cash flows used in financing activities were $6.3 million for the six months ended June 30, 2020, compared to net cash flows used in financing activities of $10.0 million for the six months ended June 30, 2019. In the six months ended June 30, 2020, debt principal payments decreased by $4.3 million (including related party loan repayments), compared to the same period of 2019. During the six months ended June 30, 2020, there was also an outflow of $0.3 million for the payment of preferred dividends and another $0.04 million for offering expenses incurred during the fiscal year 2019. During the six months ended June 30, 2019 there was also a $11.7 million redemption of Series B preferred shares, offset by proceeds of long term debt (net of loan arrangement fees paid) of $11.9 million
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.
As of June 30, 2020, we had five outstanding loans with a combined outstanding balance of $89.3 million. These loans mature between 2020 and 2023. Our long-term debt as of June 30, 2020 comprises bank loans granted to our vessel-owning subsidiaries with a combined outstanding balance of $79.9 million with margins over LIBOR ranging from 2.95% to 3.90%, and a related party loan with a balance of $4.4 million and an interest rate of 8%. A description of our loans as of June 30, 2020 is provided in Note 7 of our attached financial statements. As of June 30, 2020, we are scheduled to repay approximately $17.8 million of the above loans in the following twelve months, including the $4.4 million related party loan and $7.0 million repaid earlier than scheduled due to the sale of three of our vessels.

Recent Developments
During the second quarter of 2020 and within July 2020, we agreed with certain of our lenders to defer a portion of our 2020 loan repayments to be repaid together with the respective balloon instalments. A total of $4.7 million was rescheduled to December 2021 or within 2022. Furthermore, we agreed with the holders of our Series B Preferred Shares to have the option of paying the quarterly dividends in-kind, for the period from April 1, 2020 to January 29, 2021, by issuing additional Series B Preferred Shares and increasing the dividend rate to 9% (from 8%) if paid in-kind. The respective agreements are in the process of customary documentation.
In July 2020, we delivered three of our vessels sold for scrap to their new owners, M/V Manolis P, M/V EM Oinousses and M/V Kuo Hsiung for a total of $7.6 million of net proceeds of which $7.0 million was used to repay the outstanding loans of the vessels.
On August 3, 2020, we issued and sold 200,000 shares of our common stock through our at-the-market offering for net proceeds of approximately $0.7 million.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements
Pages
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2019 and June 30, 2020	8

Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2019 and 2020	10

Unaudited Condensed Consolidated Statements of Shareholders’ Equity for the six months ended June 30, 2019 and 2020	11

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and 2020	12

Notes to Unaudited Interim Condensed Consolidated Financial Statements	13

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2019	June 30, 2020
Assets
Current assets
Cash and cash equivalents		985,418	1,338,375
Trade accounts receivable, net		715,097	1,024,974
Other receivables		1,570,506	2,836,563
Inventories		1,889,164	1,805,700
Restricted cash	7	610,376	432,468
Vessels held for sale	3,12	-	7,050,208
Prepaid expenses		526,531	432,555
Total current assets		6,297,092	14,920,843

Long-term assets
Vessels, net	3	116,230,333	105,873,785
Restricted cash	7	4,334,267	2,134,267
Total assets		126,861,692	122,928,895

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	7	12,295,320	13,204,586
Related party loan, current	7	5,000,000	4,375,000
Trade accounts payable		3,899,967	2,707,519
Accrued expenses		1,725,321	1,584,461
Accrued preferred dividends		161,315	-
Deferred revenues		973,774	652,445
Liability associated with vessel held for sale	3	-	540,783
Derivatives	11	-	104,033
Due to related company	5	795,562	1,531,239
Total current liabilities		24,851,259	24,700,066

(Unaudited Condensed Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2019	June 30, 2020
Long-term liabilities
Long-term bank loans, net of current portion	7	72,187,785	66,105,386
Derivatives	11	-	364,113
Fair value of below market time charters acquired	4	1,714,370	553,531
Total long-term liabilities		73,902,155	67,023,030
Total liabilities		98,753,414	91,723,096

Commitments and Contingencies	8

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 8,000 and 8,180, respectively, issued and outstanding)		7,654,577	7,834,084
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 5,600,259 issued and outstanding)		168,008	168,008
Additional paid-in capital		253,967,708	253,977,376
Accumulated deficit		(233,682,015)	(230,773,669)
Total shareholders’ equity		20,453,701	23,371,715
Total liabilities, mezzanine equity and shareholders’ equity		126,861,692	122,928,895

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

	Six months ended June 30,
	Notes	2019	2020
Revenues
Time charter revenue		17,169,670	30,266,431
Commissions (including $214,621 and $378,330, respectively, to related party)	5	(750,020)	(1,324,913)
Net revenue		16,419,650	28,941,518

Operating expenses
Voyage expenses		515,563	895,049
Vessel operating expenses (including $86,253 and $171,460, respectively, to related party)	5	9,788,134	16,530,150
Dry-docking expenses		773,326	376,369
Vessel depreciation	3	1,597,424	3,386,726
Related party management fees	5	1,547,139	2,642,368
Other operating income	6	-	(2,688,194)
General and administrative expenses (including $625,000 and $1,000,000, respectively, to related party)	5	1,255,751	1,588,266
Loss on write-down of vessel held for sale	3	-	121,165
Total operating expenses		15,477,337	22,851,899
Operating income		942,313	6,089,619

Other income/(expenses)
Interest and other financing costs (including $0 and $199,452, respectively, to related party)	5, 7	(1,461,978)	(2,389,021)
Loss on debt extinguishment		(328,291)	-
Loss on derivatives, net	11	(2,885)	(468,146)
Foreign exchange (loss)/gain		(850)	2,183
Interest income		86,076	12,780
Other expenses, net		(1,707,928)	(2,842,204)
Net (loss) / income		(765,615)	3,247,415
Dividend Series B Preferred shares		(949,152)	(339,069)
Preferred deemed dividend		(504,577)	-
Net (loss) / income attributable to common shareholders	10	(2,219,344)	2,908,346
(Loss) / earnings per share attributable to common shareholders, basic and diluted	10	(1.44)	0.52
Weighted average number of shares outstanding during the period, basic and diluted		1,542,508	5,576,960

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated statements of Shareholders’ Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding(*)	Common Stock Amount(*)	Additional Paid-in Capital(*)	Accumulated Deficit	Total

Balance, January 1, 2019	1,564,456	46,934	233,996,669	(230,222,985)	3,820,618
Net loss	-	-	-	(765,615)	(765,615)
Dividends to Series B preferred shares				(949,152)	(949,152)
Share-based compensation	-	-	49,565	-	49,565
Preferred deemed dividend				(504,577)	(504,577)
Balance, June 30, 2019	1,564,456	46,934	234,046,234	(232,442,329)	1,650,839

Balance, January 1, 2020	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income	-	-	-	3,247,415	3,247,415
Dividends to Series B preferred shares				(339,069)	(339,069)
Offering expenses	-	-	(51,140)	-	(51,140)
Share-based compensation	-	-	60,808	-	60,808
Balance, June 30, 2020	5,600,259	168,008	253,977,376	(230,773,669)	23,371,715

(*) Adjusted to reflect the 1-for-8 reverse stock split effected at the close of trading on December 18, 2019.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2019	2020
Cash flows from operating activities:
Net (loss) / income	(765,615)	3,247,415
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	1,597,424	3,386,726
Loss on write-down of vessel held for sale	-	121,165
Amortization of deferred charges	118,032	122,787
Share-based compensation	49,565	60,808
Unrealized gain on derivatives	(41,435)	468,146
Amortization of debt discount	95,214	-
Loss on debt extinguishment	328,291
Amortization of fair value of below market time charters acquired	-	(1,160,839)
Changes in operating assets and liabilities	(557,092)	(2,273,177)
Net cash provided by operating activities	824,384	3,973,031

Cash flows from investing activities:
Cash paid for vessels capitalized expenses and vessel held for sale	-	(256,482)
Advance received for vessel held for sale	-	540,783
Net cash provided by investing activities	-	284,301
Cash flows from financing activities:
Redemption of Series B preferred shares	(11,686,000)	-
Preferred dividends paid	-	(320,877)
Loan arrangement fees paid	(120,000)	-
Proceeds from long-term bank loans	12,000,000	-
Repayment of long-term bank loans and vessel profit participation liability	(10,241,000)	(5,295,920)
Repayment of related party loan		(625,000)
Offering expenses paid		(40,486)
Net cash used in financing activities	(10,047,000)	(6,282,283)
Net decrease in cash and cash equivalents and restricted cash	(9,222,616)	(2,024,951)
Cash, cash equivalents and restricted cash at beginning of period	13,211,588	5,930,061
Cash, cash equivalents and restricted cash at end of period	3,988,972	3,905,110

Cash breakdown
Cash and cash equivalents	2,000,437	1,338,375
Restricted cash, current	454,268	432,468
Restricted cash, long term	1,534,267	2,134,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,988,972	3,905,110

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship-owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the "Company" or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 5).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Diamantis Shareholders Ltd. which, in turn, collectively own 62% of the Company’s shares as of June 30, 2020.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F on April 30, 2020.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

As of June 30, 2020, the Company had a working capital deficit of $9.8 million. For the six-month period ended June 30, 2020, the Company reported a net income of $3.2 million and a net income attributable to common shareholders of $2.9 million and generated net cash from operating activities of $4.0 million. The Company’s cash balance amounted to $1.3 million and cash in restricted and retention accounts amounted to $2.6 million as of June 30, 2020. The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations, via the conversion of the related party loans to equity, as well as via the cash proceeds expected to be generated through the sale of certain of the Company’s older vessels for scrap, in addition to the vessels already sold (refer Note 11). In the event that these are not sufficient, the Company may also use funds from debt refinancing and equity offerings, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company’s consolidated financial statements, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”). There have been no changes to the Company’s significant accounting policies.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.	Vessels, net

The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2020	132,863,067	(16,632,734)	116,230,333
Depreciation for the period	-	(3,386,726)	(3,386,726)
Capitalized expenses	92,477	-	92,477
Vessels held for sale	(10,752,242)	3,689,943	(7,062,299)
Balance, June 30, 2020	122,203,302	(16,329,517)	105,873,785

In January 2020, M/V "EM Oinousses", a 2,506 teu 2000-built container carrier, experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. On July 6, 2020, the Company signed a Memorandum of agreement to sell the vessel for scrap for net proceeds of $3.7 million following an agreement with the H&M underwriters to sell the vessel for scrap as is without effecting permanent repairs (see note 6). M/V EM Oinousses was written down to its fair market value less costs to sell amounting to $3.7 million, resulting in a non-cash loss of $0.1 million compared to its net book value of $3.8 million and is presented within "Vessels held for sale” in the unaudited condensed consolidated balance sheet. This amount is presented in the "Loss on write-down of vessel held for sale" line in the "Operating Expenses" section of the unaudited condensed consolidated statements of operations.

In February 2020, the Company entered into an agreement to sell for scrap the M/V "Manolis P”, a 1,452 teu 1995-built container carrier, in line with the Company’s strategy to dispose older vessels. The vessel reached her destination port on April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers is in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute. On June 19, 2020, the Company signed a Memorandum of agreement to sell the vessel for scrap for net proceeds of $2.0 million to new buyers. As of June 30, 2020, the vessel is presented within "Vessels held for sale” in the unaudited condensed consolidated balance sheet with a value of $1.9 million, representing its net book value of $1.7 million plus expenses already incurred in relation to the sale of the vessel amounting to $0.1 million. The Company received a deposit for the sale of $0.5 million, which is presented as "Liability associated with vessel held for sale" in the in the unaudited condensed consolidated balance sheet.

On June 30, 2020 the Company decided to sell for scrap M/V "Kuo Hsiung" a 1,169 teu 1993-built container carrier, in line with the Company’s strategy to dispose older vessels. As of June 30, 2020, the vessel is presented within "Vessels held for sale” in the unaudited condensed consolidated balance sheet with a value of $1.6 million. On July 13, 2020, the Company signed a Memorandum of agreement to sell the vessel for scrap for net proceeds of $1.9 million.

As of June 30, 2020 all vessels are used as collateral under the Company’s loan agreements (see Note 7).

4.	Fair Value of Below Market Time Charters Acquired

Details of the Company’s fair value of below market acquired time charters are discussed in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

For the six-month period ended June 30, 2020, the amortization of fair value of the below market acquired time charters was $1,160,839 and is included under“Time charter revenue” in the unaudited condensed consolidated statement of operations.

The unamortized balance of this intangible liability as of June 30, 2020 of $553,531 is expected to be amortized within 2020.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2020 and are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

The Company’s vessel owning companies are parties to management agreements with the Management Company which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for both the six months ended June 30, 2019 and 2020 under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $1,547,139 and $2,642,368 in the six-month periods ended June 30, 2019 and 2020, respectively. The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2020 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For the six months ended June 30, 2019 and 2020, compensation paid to the Management Company for such additional services to the Company was $625,000 and $1,000,000, respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2019 and June 30, 2020, the amount due to related company was $795,562 and $1,531,239, respectively.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for chartering services were $214,621 and $378,330 for the six-month periods ended June 30, 2019 and 2020, respectively.

 Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions - continued

 Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $21,258 and $64,995 in the first six months of 2019, respectively. In the first six months of 2020, total fees charged by Sentinel and Technomar were $57,820 and $113,640, respectively.  These amounts are recorded in “Vessel operating expenses” under “Operating expenses” in the accompanying unaudited condensed consolidated statements of operations.

On September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and Water Ballast Treatment system installation on the M/V “Akinada Bridge”. The first repayment instalment was paid on May 15, 2020 and the remaining three instalments, which were payable on a quarterly basis, were rescheduled to be paid at the maturity of the loan in November 2020. On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. There are no principal repayments until December 31, 2020, when the loan matures. The interest rate applied on both agreements is 8% per annum and amounted $199,452 for the six-month period ended June 30, 2020. Interest on the loans is payable quarterly. Under certain circumstances, the Company can pay principal in equity, and the loans are convertible in common stock of the Company at the option of the lender at certain times.

6.	Other operating income

In January 2020, M/V EM Oinousses experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the H&M underwriters an “unrepaired damage” claim of $2.7 million. Under this agreement the vessel will be sold to scrap as is without effecting any permanent repairs. As of June 30, 2020, the underwriters have already paid $1.0 million for the “unrepaired damage”. The H&M underwriters and the vessel’s last Charterers / cargo owners will cover any “General Average” costs and salvage proceeds. As a result of the above the Company as of June 30, 2020, recognized a receivable of $2.0 million, including a general average claim of $0.3 million, and an “Other operating income” of $2.7 million. These amounts are included under “Other receivables” in the unaudited condensed consolidated balance sheet and under “Other operating income” in the accompanying unaudited condensed consolidated statement of operations, respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans

Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2019 and June 30, 2020 is as follows:

Borrower	December 31, 2019	June 30, 2020
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shipping Ltd.	37,650,000	36,375,000
Diamantis Shipowners Ltd.	3,507,220	3,186,300
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	12,050,000	11,150,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	32,000,000	29,200,000
	85,207,220	79,911,300
Less: Current portion	(12,541,840)	(13,451,153)
Long-term portion	72,665,380	66,460,147
Deferred charges, current portion	246,520	246,567
Deferred charges, long-term portion	477,595	354,761
Long-term bank loans, current portion net of deferred charges	12,295,320	13,204,586
Long-term bank loans, long-term portion net of deferred charges	72,187,785	66,105,386

Loan from related party, current
Euroseas Ltd.	5,000,000	4,375,000

The future annual loan repayments are as follows:

To June 30:
2021	13,451,153
2022	24,441,844
2023	21,518,303
2024	20,500,000
Total	79,911,300

Details of the loans are discussed in Note 8 of our consolidated financial statements for the year ended December 31, 2019 included in the 2019 Annual Report.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

7.	Long-Term Bank Loans - continued

The Company’s bank loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the security cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 110% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,410,376 and $2,032,468 as of both December 31, 2019 and June 30, 2020, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the unaudited condensed consolidated balance sheets. As of June 30, 2020, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the six-month periods ended June 30, 2019 and 2020 amounted to $1,461,978 and $2,389,021, respectively. For the six-month period ended June 30, 2020, LIBOR for the Company’s loans was on average approximately 1.5% per year, while the average interest rate margin over LIBOR on our debt was approximately 3.6% per year for a total average interest rate of approximately 5.1% per year. For the six-month period ended June 30, 2019, LIBOR for the Company’s loans was on average approximately 2.6% per year, while the average interest rate margin over LIBOR on our debt was approximately 4.2% per year for a total average interest rate of approximately 6.8% per year.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

8.	Commitments and Contingencies

(a)
As of June 30, 2020 a subsidiary of the Company, Alterwall Business Inc., owner of M/V “Ninos”, is involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash under “Long-term assets” in the unaudited condensed consolidated balance sheets. The legal proceedings are ongoing.  Although the Company believes it will be successful in its claim, it made a provision of $0.15 million in prior years for any costs that may be incurred.

(b)
On November 7, 2019, Euroseas Ltd. and Synergy Holdings Limited, as part of the agreement for the acquisition of the vessels M/V “Synergy Busan”, M/V “Synergy Keelung”, M/V “Synergy Oakland” and M/V “Synergy Antwerp” (refer Notes 1 and 4 of the 2019 Annual Report), agreed that Euroseas will issue certain shares of its common stock to Synergy Holdings Limited under the following terms:

If the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers’ Association) (the “Index Value”) is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then, on November 16, 2020, Euroseas shall issue to Synergy Holdings Limited, $500,000 divided by the 20-day volume weighted average price of the Company’s common shares calculated on November 16, 2020 at 4:00 p.m. New York time.

The Company based on its assessment of future rates as of June 30, 2020, concluded that it is not probable that it will have to pay the specific contingent consideration.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of June 30, 2020, future gross minimum revenues under non-cancellable time charter agreements total $20.8 million, $20.2 million of which is due in the twelve-month period ending June 30, 2021 and $0.7 million is due in the twelve-month period ending June 30, 2021. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars)

9.	Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2020, and changes during the six-month period ended June 30, 2020, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2020	23,284	6.77
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested on June 30, 2020	23,284	6.77

As of June 30, 2020, there was $80,215 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 0.53 years. The share-based compensation recognized relating to the unvested shares was $49,565 and $60,808 for the six-month periods ended June 30, 2019 and 2020, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.	(Loss) / Earnings Per Share

Basic and diluted (loss)/earnings per common share is computed as follows:

	For the six months ended June 30,
	2019	2020
Net (loss) / income	(765,615)	3,247,415
Dividend Series B Preferred shares	(949,152)	(339,069)
Preferred deemed dividend	(504,577)	-
Net (loss) / income attributable to common shareholders	(2,219,344)	2,908,346
Weighted average common shares – outstanding	1,542,508	5,576,960
Basic and diluted (loss) / earnings per share	(1.44)	0.52

The Company excluded the effect of 23,284 unvested incentive award shares as of June 30, 2020 and 21,948 shares as of June 30, 2019, as well as the effect of Series B preferred shares, as they were anti-dilutive. The number of dilutive securities was nil shares in the six-month periods ended June 30, 2019 and 2020.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

11.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, related party loan, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though, historically,  the interest rate swaps were entered into for economic hedging purposes, they did not qualify for accounting purposes as fair value hedges, under the guidance relating to Derivatives and Hedging, as the Company did not have written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognized the change in fair value of these derivatives in “Loss on derivatives, net” in the unaudited condensed consolidated statements of operations. As of June 30, 2020, the Company had one open swap contract for a notional amount of $30.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to related company approximate their individual carrying amounts as of December 31, 2019 and June 30, 2020, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term borrowings approximates $80.3 million as of June 30, 2020 or approximately $0.4 million more than its carrying value of $79.9 million (excluding the unamortized deferred charges). The fair value of the Company’s long-term borrowings is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s related party loans is estimated based on current interest rates offered to the Company for similar loans and approximates their individual carrying amounts due to their short-term maturity. The fair value of the Company’s interest rate swaps is the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

11.	Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following six categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Derivative not designated as hedging instrument	Location of loss recognized	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020
Interest rate swap contract– Unrealized gain / (loss)	Loss on derivatives, net	41,435	(468,146)
Interest rate swap contract - Realized loss	Loss on derivatives, net	(44,320)	-
Total loss on derivatives		(2,885)	(468,146)

Asset Measured at Fair Value on a Non-recurring Basis

As of June 30, 2020 the vessel M/V “EM Oinousses” with a carrying amount of $3.77 million, was classified as vessel held for sale and written down to its fair value of $3.87 million, less estimated costs to sell of $0.22 million, resulting in a loss of $0.12 million, which was included in the unaudited condensed consolidated statement of operations under “Loss on write-down of vessel held for sale”. The fair value of M/V “EM Oinousses” was determined by reference to its negotiated and thereafter agreed sale price and is considered Level 2.

Nonrecurring Fair Value Measurements at Reporting Date

	June 30, 2020
	Fair Value	Level 1	Level 2	Level 3	Loss 2020
Vessel held for sale	$3,873,406	-	$3,873,406	-	$121,165

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

12.	Subsequent Events

The following events occurred after June 30, 2020:

(a)
During the second quarter of 2020 and within July 2020, the Company agreed with certain of its lenders to defer a portion of its 2020 loan repayments to be repaid together with the respective balloon instalments. A total of $4.7 million was rescheduled to December 2021 or within 2022. Furthermore, the Company agreed with the holders of its Series B Preferred Shares to have the option of paying the quarterly dividends in-kind, for the period from April 1, 2020 to January 29, 2021, by issuing additional Series B Preferred Shares and increasing the dividend rate to 9% (from 8%) if paid in-kind. The respective agreements are in the process of customary documentation.

(b)
In July 2020, the Company delivered three of its vessels sold for scrap, the M/V “Manolis P” on July 2, 2020, the M/V “EM Oinousses” on July 17, 2020 and the M/V “Kuo Hsiung” on July 30, 2020, to their new owners. All three vessels were sold for net proceeds of $7.6 million. All three vessels were on first priority mortgages for the revolving facility signed with Eurobank Ergasias S.A. on November 21, 2018 (see our annual report on Form 20-F for the year ended December 31, 2019, Note 8 to the consolidated financial statements). The net proceeds from the sale of the vessels repaid a total of $7.0 million of the above loan.

(c)
The Company is still assessing the impact of the outbreak of the Coronavirus pandemic on its financial condition and operations and on the container industry in general. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

(d)	On August 3, 2020, the Company issued and sold 200,000 shares of the Company’s common stock through its at-the-market offering for net proceeds of approximately $0.7 million.